[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 31, 2016

Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:     BlackRock Capital Investment Corporation

Dear Sir or Madam:

On March 31, 2016, BlackRock Capital Investment Corporation (the “Company”) filed a reviewable post-effective amendment (the “Amendment”) to the Registration Statement on Form N-2 (File No. 333-203068) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). When declared effective pursuant to Section 8(c) of the Securities Act, the Amendment is intended to update the Registration Statement.

The Company represents that the Amendment is substantially similar to its Pre-Effective Amendment No. 2, filed May 11, 2015 (the “Pre-Effective Amendment”), to the Registration Statement and that the only substantive changes made to the disclosure contained in the Amendment are as follows:

o	Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, price range of common stock and other related updates were included in the base prospectus (as of the Company’s fiscal year end December 31, 2015).
o	The Risks section was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.
o	The Sales of Common Stock Below Net Asset Value section was revised to show the current ability of the Company, as approved by its shareholders, to issue shares below net asset value. The section is substantively similar to the corresponding section in the Pre-Effective Amendment.
o	The Company section was revised to show current information about the Company’s investments.
o	The Management of the Company section was revised to show current information about the Company’s Directors and Officers.
o	Compensation paid to Directors and Officers was updated.
o	Fees paid to the Company’s investment adviser and its administrator were updated.
o	The Investment Portfolio chart was revised to show information as of December 31, 2015.
o	The senior securities disclosure was updated to show current information about the Company’s senior securities.
o	The tax disclosure was revised slightly.
o	Other minor factual updates.

As such, the Company hereby requests expedited review of the Amendment. If you have any questions, please contact me at (416) 777-4727 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou

Steven Grigoriou